Exhibit 99.1

GDEV Announces Leadership Transition

October 30, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), announces changes to its Board of Directors and executive leadership team as part of its ongoing strategy to enhance operational efficiency and support its global growth ambitions.

Olga Loskutova, who has served as an Independent Director on GDEV’s Board since 2022, will be stepping down from her position on the Board of Directors to assume the role of Chief Operating Officer (COO) of GDEV. Olga brings with her a wealth of experience in global business and general management, positioning her to provide management, leadership, and vision to guide GDEV Inc. towards meeting both its short-term and long-term strategic goals.

Following Olga’s transition, GDEV’s Board will consist of six members, with four remaining independent directors. In addition, Olga’s seat on the Nomination and Compensation Committee, on which she previously served, has been assumed by current independent director Tal Shoham.

Anton Reinhold, the former COO of GDEV, will now fully focus on his current role as CEO of Nexters Global Ltd., GDEV’s flagship game studio. This decision will enable him to dedicate his efforts to further expanding the Hero Wars franchise and driving the development of new products within the studio.

“During 2 years as an independent board member, I’ve had the opportunity to gain invaluable insight into the company and the gaming industry as a whole,” said Olga Loskutova. “In my time on the board, I've come to admire what makes GDEV truly special - its values, exceptional people, and bold ambitions. I am excited to step into this role and partner with the CEO and the team to help GDEV achieve its strategic goals.”

ABOUT GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 bln of bookings worldwide. For more information, please visit www.gdev.inc

CONTACTS:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.